02053955

SECURITIES AN[illegible]
Washington, D.C. 20549

VF 11-21-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED NOV - 5 2002 WASH, D.C. 154 SECTION MAIL PROCESSING

SEC FILE NUMBER
8- 53358

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Palmer & Cay Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9020 Stony Point Parkway, Suite 200
(No. and Street)

Richmond, (City) Virginia (State) 23235 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James P. Scott (804) 267-3194
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hancock, Askew & Co., LLP
(Name – *if individual, state last, first, middle name*)

570 E. York Street (Address) Savannah, (City) Georgia (State) 31401 (Zip Code)

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 12/11/02

Palmer & Cay Securities Corporation
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2002

Shareholder's Equity Qualified for Net Capital	$ 28,628
Less Nonallowable Assets:	
Due from Parent Company	(11,800)
Prepaid Expenses	(1,450)
Net Capital	15,378
Aggregate Indebtedness	0
Minimum Net Capital Requirement	5,000
Excess Net Capital	$ 10,378

Reconciliation with Company's Computation included in Part IIA of Form X-17A-5 as of June 30, 2002

Net capital, as reported in Company's Part IIA FOCUS report	$ 15,379
Rounding	(1)
Net Capital per above	$ 15,378